EXHIBIT 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

ILAN KAPLAN APPOINTED CEO OF MAGAL SUBSIDIARY, CYBERSEAL

Yehud, Israel – Feb. 24th, 2014 -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS) announced that Ilan Kaplan has been appointed CEO of CyberSeal, a wholly owned subsidiary of Magal that was acquired last year. Mr. Kaplan will manage the CyberSeal’s growth together with the company’s founders.

Mr. Kaplan has 25 years of diverse experience in the networking and communication infrastructure areas. Prior to joining Magal, he headed the Mobile Solutions line of business at Gilat Satellite Networks Ltd. (NASDAQ: GILT). Previously, he served as President of RaySat Antenna Systems, a company he co-founded, which was subsequently acquired by Gilat.

Mr. Kaplan had extensive experience in the United States, where he held senior positions at IBM (GBS, Wireless, Security and Privacy Practice), leading a nationwide wireless infrastructure program. At Spacenet (a subsidiary of Gilat), he supervised the development and implementation of sophisticated satellite network programs. Mr. Kaplan holds a BSc degree in Electrical and Computer Engineering (Magna Cum Laude) from Ben Gurion University in Israel.

“We welcome Ilan to our management team and we are confident that his extensive experience will substantially help expand our business horizons,” said Eitan Livneh, President and CEO of Magal S3. “Responding to the market demand for integrated cyber and physical security, we see CyberSeal’s cyber security offering as an emerging opportunity for Magal.”

About CyberSeal
CyberSeal Ltd. is a  pioneer in providing  cyber security for mission critical networks. The company offers tailored products that secure  wired and wireless networks of physical security, sensors, SCADA, and industrial controllers. It also delivers a Security Information Event Management (SIEM) system, providing full cyber security solutions for mission critical applications.
www.cyber-seal.net

About Magal S3
Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge Physical Security Information Management system (PSIM). The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:

Magal S3 Eitan Livneh, President & CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com